UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

CANON INC.

(Exact name of the registrant as specified in its charter)

JAPAN	001-15122
(State or other jurisdiction of incorporation or organization)	(Commission File Number)

30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo	146-8501, Japan
(Address of principle executive offices)	(Zip code)

Sachiho Tanino, +81-3-3758-2111,

30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501, Japan

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2021 to December 31, 2021.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended

December 31, 2021.

Section 1 - Conflict Minerals Disclosure

Established in 1937, Canon Inc. is a Japanese corporation with its headquarters in Tokyo, Japan. Canon Inc. is one of the world’s leading manufacturers of office MFDs, plain paper copying machines, laser printers, cameras, inkjet printers, diagnostic equipment and lithography equipment. Canon Inc. earns revenues primarily from the manufacture and sale of these products domestically and internationally.

Canon Inc. and its consolidated companies have been fully aware of the issue of conflict minerals and have been working together with business partners and industry entities to address the issue of conflict minerals.

In response to Rule 13p-1, Canon Inc. conducted a “Reasonable Country of Origin Inquiry” and due diligence based on the “OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas,” for its various products.

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of the Conflict Minerals Report of Canon Inc. for the reporting period from January 1, 2021 to December 31, 2021 is provided as Exhibit 1.01 hereto and is publicly available at: https://global.canon/en/csr/conflict/index.html

Item 1.02	Exhibit

Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 hereto.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01	Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 - Exhibits

Item 3.01	Exhibits

Exhibit 1.01 - Conflict Minerals Report for the reporting period from January 1, 2021 to December 31, 2021

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Canon Inc.
(Registrant)

/s/ Toshizo Tanaka
Toshizo Tanaka
Executive Vice President & CFO

Canon Inc. 30-2, Shimomaruko 3-chome,
Ohta-ku, Tokyo 146-8501, Japan

Date    May 27, 2022